Exhibit 99.1

ZIM Reports Record Financial Results for the Fourth Quarter
and Full Year 2021

Generates Record Full Year Results:
Net Income of $4.65 Billion, Adjusted EBITDA1 of $6.60 billion, and Adjusted EBIT of $5.82 billion; Continues to Deliver Industry Leading Operating Margins

Declares $17.00 per Share Dividend; Annual 2021 Dividend Represents 50% of 2021 Net Income2

Dividends Declared Since IPO Total $2.6 Billion or $21.50 per Share

Full Year 2022 Guidance of Adjusted EBITDA between $7.1 Billion and $7.5 Billion and Adjusted EBIT between $5.6 Billion and $6.0 Billion

Haifa, Israel, March 9, 2022 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three and twelve months ended December 31, 2021.

Fourth Quarter and Full Year 2021 Highlights

•	Net income for the fourth quarter was $1.71 billion (compared to $366 million in the fourth quarter of 2020), a year-over-year increase of 366%, or $14.17 per diluted share[3]; net income for the full year was $4.65 billion (compared to $524 million for the full year of 2020), a year-over-year increase of 787%, or $39.02 per diluted share

1 See disclosure regarding “Use of Non-IFRS Financial Measures” below.

2 2021 annual dividend includes interim dividend declared on account of Q3 2021 quarterly results already distributed.

3 Earnings per share calculation for all periods reflect a share split of 1:10 that became effective in 2021. The number of outstanding shares as of December 31, 2021, was 119,743,188.

•	Adjusted EBITDA for the fourth quarter was $2.36 billion, a year-over-year increase of 345%; Adjusted EBITDA for the full year was $6.60 billion, a year-over-year increase of 537%

•	Operating income (EBIT) for the fourth quarter was $2.12 billion, a year-over-year increase of 382%; operating income (EBIT) for the full year was $5.82 billion, a year-over-year increase of 706%. Reconciliation items between operating income and Adjusted EBIT in the fourth quarter and full year were minor

•	Revenues for the fourth quarter were $3.47 billion, a year-over-year increase of 155%; revenues for the full year were $10.73 billion, a year-over-year increase of 169%

•	Carried volume in the fourth quarter was 858 thousand TEUs, a year-over-year increase of 7%. Carried volume in the full year was 3,481 thousand TEUs, a year-over-year increase of 23%, significantly above industry average growth

•	Average freight rate per TEU in fourth quarter was $3,630, a year-over-year increase of 139%. Average freight rate per TEU in the full year was $2,786, a year-over-year increase of 127%

•	Net leverage[4] ratio of 0.0x at December 31, 2021, compared to 1.2x at December 31, 2020; reached net cash[4] position of $509 million

•	Declared approximately $2.04 billion, or $17.00 per share dividend, representing 50% of 2021 net income on a cumulative basis (including interim quarterly dividend already distributed on account of Q3 2021 results). The dividend will be paid on April 4, 2022 to holders of ZIM ordinary shares as of March 23, 2022

•	During 2021 and subsequent to year end, entered into multiple charter agreements for a total of 36 newbuild vessels, of which 28 are LNG dual-fuel container vessels. The vessels are due to be delivered to ZIM throughout 2023 and 2024

•	Subsequent to year end, announced extension and modification of operational cooperation agreement with the 2M alliance partners

4 See disclosure regarding “Use of Non-IFRS Financial Measures” below.

Yair Seroussi, Chairman of the Board of Directors stated, “2021 was a transformative year for ZIM. We kicked off the year with listing our shares on the world’s leading capital market in New York, and have not looked back since. The many accomplishments of the past year and our remarkable performance, both financially and operationally, are the direct outcome of the unrivaled execution of our talented and dedicated management team and employees around the world, supported by the Board. In 2021, we took important steps to best position ZIM for long term enduring growth and value creation for our shareholders. We remain focused on maintaining our strong execution and agility in 2022 and beyond, while advancing the highest standards of corporate governance and responsibility.”

Eli Glickman, ZIM President & CEO, stated, “In our first year as the only global container liner listed on New York Stock Exchange, ZIM has achieved historically extraordinary results and executed on commitments made during our IPO process. ZIM’s agility and proactive strategies enabled us to unlock significant shareholder value during a time of unique and unprecedented challenges. With another quarter of exceptional financial performance, we generated our highest ever full year of revenues, adjusted EBITDA, net profit and operating cash flows, while once again delivering industry-leading margins. We also ended the year with a net positive cash position and strong financial flexibility.”

Mr. Glickman added, “Given our outstanding cash generation in 2021, we decisively allotted capital to support our customers as we strive to provide best-in-class service. Importantly, we made sizable investments in equipment to facilitate the movement of cargoes for customers, as well as meaningfully expanded our operating fleet capacity and launched 17 new lines since June 2020, resulting in ZIM’s year-over-year carried volume tripling the global volume growth rate. We also returned substantial capital to shareholders, highlighted by a full year dividend of $19.50 per share, reflective of 50% of our 2021 net income. In total, including our special dividend paid in September 2021, we will return to shareholders approximately $2.6 billion or $21.50 per share since our IPO, which represents approximately 30% of our current market cap and, incredibly, approximately 50% higher than our IPO market cap.”

Mr. Glickman concluded, “Today, ZIM is commercially and operationally stronger than ever making us more optimistic about our future than ever before. We are excited to carry the exceptional momentum of 2021 forward into 2022, and well beyond. Notably, we are seizing the opportunity to be at the forefront of carbon intensity reduction among global liners, with 28 eco-friendly LNG dual-fuel container vessels due to be delivered to us between 2023 and 2024, which could account for 40% of our operated capacity. Our strategy to predominantly charter in vessels provides us a unique advantage, as we can easily transition our operating capacity without a legacy fleet to replace. Complementing our ESG objectives, we continue to invest in digital initiatives and disruptive technologies and further strengthen our commercial prospects to drive long-term profitable growth, while maintaining our disciplined approach to capital allocation to maximize value for all of ZIM’s stakeholders.”

Summary of Key Financial and Operational Results

	Q4’21	Q4’20	2021	2020
Carried volume (K-TEUs)	858	799	3,481	2,841
Average freight rate ($/TEU)	3,630	1,518	2,786	1,229
Revenue ($ in millions)	3,466	1,361	10,729	3,992
Operating income (EBIT) ($ in millions)	2,116	439	5,816	722
Net income ($ in millions)	1,708	366	4,649	524
Adjusted EBITDA ($ in millions)	2,362	531	6,597	1,036
Adjusted EBIT ($ in millions)	2,114	440	5,820	729
Adjusted EBITDA margin	68.1%	39.0%	61.5%	25.9%
Adjusted EBIT margin	61.0%	32.3%	54.2%	18.3%
Diluted EPS ($)	14.17	3.49	39.02	4.96
Net cash generated from operating activities ($ in millions)	2,005	414	5,971	881
Free cash flow ($ in millions)[5]	1,661	391	4,877	845
Net debt (Net cash) ($ in millions)			(509)	1,236

Financial and Operating Results for the Fourth Quarter Ended December 31, 2021

Total revenues were $3.47 billion for the fourth quarter of 2021, compared to $1.36 billion for the fourth quarter of 2020, primarily driven by an increase in revenues from containerized cargo, reflecting an increase in freight rates as well as carried volume.

5 See disclosure regarding “Use of Non-IFRS Financial Measures” below.

Operating income (EBIT) for the fourth quarter of 2021 was $2.12 billion, compared to $439 million for the fourth quarter of 2020. Operating margin for the fourth quarter of 2021 was 61%, compared to 32% in the fourth quarter of 2020.

Net income for the fourth quarter of 2021 was $1.71 billion, compared to $366 million for the fourth quarter of 2020. Net income for the fourth quarter of 2021 included a tax expense of $374 million.

Adjusted EBITDA was $2.36 billion for the fourth quarter of 2021, compared to $531 million for the fourth quarter of 2020. Adjusted EBIT was $2.11 billion for the fourth quarter of 2021, compared to $440 million for the fourth quarter of 2020. Adjusted EBITDA and Adjusted EBIT margins for the fourth quarter of 2021 were 68% and 61%, respectively. This compares to 39% and 32% for the fourth quarter of 2020.

Net cash generated from operating activities was $2.00 billion for the fourth quarter of 2021, compared to $414 million for the fourth quarter of 2020.

ZIM carried 858 thousand TEUs in the fourth quarter of 2021, compared to 799 thousand TEUs in the fourth quarter of 2020. The average freight rate per TEU was $3,630 for the fourth quarter of 2021, compared to $1,518 for the fourth quarter of 2020.

Financial and Operating Highlights for the Full Year Ended December 31, 2021

Total revenues were $10.73 billion for the full year of 2021, compared to $3.99 billion for the full year of 2020, primarily driven by an increase in revenues from containerized cargo, reflecting increases in freight rates and carried volume.

Operating income (EBIT) for the full year of 2021 was $5.82 billion, compared to $722 million for the full year of 2020. Operating margin for the full year of 2021 was 54%, compared to 18% for the full year of 2020.

Net income for the full year of 2021 was $4.65 billion, compared to $524 million for the full year of 2020. Net income for the full year of 2021 included a tax expense of $1.01 billion.

Adjusted EBITDA was $6.60 billion for the full year of 2021, compared to $1.04 billion for the full year of 2020. Adjusted EBIT was $5.82 billion for the full year of 2021, compared to $729 million for the full year of 2020. Adjusted EBITDA and Adjusted EBIT margins for the full year of 2021 were 61% and 54%, respectively. This compares to 26% and 18% for the full year of 2020.

Net cash generated from operating activities was $5.97 billion for the full year of 2021, compared to $881 million for the full year of 2020.

ZIM carried 3,481 thousand TEUs in the full year of 2021, compared to 2,841 thousand TEUs in the full year of 2020. The average freight rate per TEU was $2,786 for the full year of 2021, compared to $1,229 for the full year of 2020.

Liquidity, Cash Flows and Capital Allocation

ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) increased by $3.24 billion from $572 million as of December 31, 2020 to $3.81 billion at December 31, 2021. Capital expenditures totaled $1.01 billion for the year ended December 31, 2021, compared with $43 million for the year ended December 31, 2020. Net debt decreased by $1.74 billion from $1.24 billion as of December 31, 2020 to a net cash position of $509 million as of December 31, 2021. ZIM’s net leverage ratio as of December 31, 2021 was 0.0x, compared to 1.2x as of December 31, 2020.

2021 Dividends

In accordance with the Company’s dividend policy, ZIM’s Board of Directors declared a cash dividend of approximately $2.04 billion, or $17.00 per ordinary share, reflecting approximately 50% of 2021 net income on a cumulative basis, including the $2.50 per share interim dividend paid in December 2021 on account of Q3 2021 results. The dividend will be paid on April 4, 2022, to holders of record of the ordinary shares as of March 23, 2022.

Total dividend distribution since ZIM’s initial public offering in January 2021, including the 2021 annual dividend of $19.50 per share and special dividend of $2.00 per share (~$237 million) paid in September 2021, amounted to approximately $2.57 billion, or $21.50 per ordinary share.

Dividend policy: the Company intends to distribute a dividend to shareholders on a quarterly basis at a rate of approximately 20% of the net income derived during such fiscal quarter with respect to the first three fiscal quarters of the year, while the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income. All future dividends are subject to the Company’s Board discretion and to the restrictions provided by Israeli law.

Chartering Agreements for Newbuild Vessels

During 2021 and subsequent to year end, ZIM entered into four charter agreements for a total of 36 newbuild vessels, as follows:

•	10 x 15,000 TEU LNG dual-fuel container vessels chartered from Seaspan, intended to serve on the Asia to US East Coast trade

•	18 x 7,000 TEU LNG dual-fuel container vessels chartered from Seaspan (15 vessels) and an affiliate of Kenon Holdings (3 vessels), intended to serve across various global trades

•	8 x 5,300 TEU wide beam vessels chartered from Navios Maritime Partners, intended to serve in trades between Asia and Africa

All the newbuild vessels are expected to be delivered to ZIM during 2023 and 2024.

Collaboration with 2M Alliance Partners

In February 2022, the Company announced the formal extension and modification of its operational collaboration agreement with the 2M alliance partners. Effective April 2, 2022, ZIM and the 2M alliance partners will operate their joint services on the Asia – US East Coast (USEC) and Asia – US Gulf Coast (USGC) trades based on a slot exchange and vessel sharing agreement. Accordingly, ZIM will solely operate two out of the six joint Asia to USEC services (ZCP & ZSE) as well as three additional vessels on one of two joint Asia to USGC services (ZGX).

Full-Year 2022 Guidance

In 2022, the Company expects to generate Adjusted EBITDA of between $7.1 billion and $7.5 billion and Adjusted EBIT of between $5.6 billion to $6.0 billion.

Use of Non-IFRS Measures in the Company’s 2022 Guidance

A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2022 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and such corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Conference Call Details

Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-855-265-6958 or +1-718-705-8796; Israel +972-3-721-9662 or UK/international +44-1-212-818-004. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

Annual Report on Form 20-F for 2021

In accordance with rule 203.01 of the NYSE, the Company’s Annual Report filed with the Securities and Exchange Commission on March 9, 2022, on Form 20-F is available on the Company’s website. Hard copies of the Annual Report will be provided free of charge upon request from the Company.

About ZIM

ZIM (NYSE: ZIM) is a global container liner shipping company with leadership positions in the markets in which it operates. Founded in Israel in 1945, ZIM is a veteran shipping liner, with decades of experience providing customers with innovative seaborne transportation and logistics services, a reputation for industry-leading transit times, schedule reliability and service excellence. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, global and/or regional political instability, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2021 Annual Report filed with the SEC today.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures

The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company’s use. In addition, non-IFRS financial measures, as those presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments. We refer to net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define net debt (see above) divided by Adjusted EBITDA of the last twelve-month period.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow under "Reconciliation of Non-IFRS Measures" below.

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	December 31
	2021	2020
Assets
Vessels	2,957,848	948,004
Containers and handling equipment	1,365,759	520,887
Other tangible assets	68,947	67,133
Intangible assets	73,833	66,465
Investments in associates	12,223	8,441
Other investments	169,201	4,888
Trade and other receivables	107,020	5,293
Deferred tax assets	2,142	1,502
Total non-current assets	4,756,973	1,622,613

Inventories	118,965	52,237
Trade and other receivables	1,278,142	520,001
Other investments	2,144,458	58,976
Cash and cash equivalents	1,543,300	570,414
Total current assets	5,084,865	1,201,628
Total assets	9,841,838	2,824,241

Equity
Share capital and reserves	2,011,409	1,790,794
Retained earnings (deficit)	2,580,596	(1,523,528)
Equity attributable to owners of the Company	4,592,005	267,266
Non-controlling interests	7,524	7,189
Total equity	4,599,529	274,455

Liabilities
Lease liabilities	2,178,676	811,840
Loans and other liabilities	120,827	519,471
Employee benefits	65,592	66,626
Deferred tax liabilities	120,619	339
Total non-current liabilities	2,485,714	1,398,276

Trade and other payables	1,086,214	398,876
Provisions	28,333	21,420
Contract liabilities	618,342	230,469
Lease liabilities	893,004	362,176
Loans and other liabilities	130,702	138,569
Total current liabilities	2,756,595	1,151,510
Total liabilities	5,242,309	2,549,786

Total equity and liabilities	9,841,838	2,824,241

CONSOLIDATED INCOME STATEMENTS
(U.S. dollars in thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Income from voyages and related services	3,466,394	1,360,846	10,728,698	3,991,696

Cost of voyages and related services

Operating expenses and cost of services	(1,029,042)	(796,142)	(3,905,948)	(2,835,112)
Depreciation	(242,352)	(87,237)	(756,259)	(291,559)

Gross profit	2,195,000	477,467	6,066,491	865,025

Other operating income	5,013	4,602	14,532	12,621
Other operating expenses	(254)	4,914	(968)	4,272
General and administrative expenses	(83,799)	(48,450)	(267,709)	(163,210)
Share of profits of associates	832	966	3,955	3,341

Results from operating activities	2,116,792	439,499	5,816,301	722,049

Finance income	9,704	6,724	18,786	8,103
Finance expenses	(43,947)	(74,430)	(175,595)	(189,363)

Net finance expenses	(34,243)	(67,706)	(156,809)	(181,260)

Profit before income taxes	2,082,549	371,793	5,659,492	540,789

Income taxes	(374,126)	(5,404)	(1,010,347)	(16,599)

Profit for the year	1,708,423	366,389	4,649,145	524,190

Attributable to:

Owners of the Company	1,705,104	365,046	4,640,305	517,961
Non-controlling interests	3,319	1,343	8,840	6,229

Profit for the year	1,708,423	366,389	4,649,145	524,190

Earnings per share (US$)
Basic earnings per 1 ordinary share	14.34	3.65	40.31	5.18
Diluted earnings per 1 ordinary share	14.17	3.49	39.02	4.96

Weighted average number of shares for EPS calculation:
Basic	118,908,731	100,000,000	115,105,504	100,000,000
Diluted	120,332,347	104,641,014	118,933,723	104,530,892

CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)

	Year ended December 31,
	2021	2020
Cash flows from operating activities
Profit for the year	4,649,145	524,190

Adjustments for:
Depreciation and amortization	779,223	314,185
Impairment loss (recovery) in respect of tangible assets		(4,329)
Net finance expenses	156,809	181,260
Share of profits and change in fair value of investees	(4,627)	(4,143)
Capital gains, net	(8,736)	(8,814)
Income taxes	1,010,347	16,599
Other non-cash items	20,771

	6,602,932	1,018,948

Change in inventories	(66,728)	8,105
Change in trade receivables and other receivables	(766,555)	(204,469)
Change in trade and other payables including contract liabilities	555,881	68,670
Change in provisions and employee benefits	6,572	(2,152)

	(270,830)	(129,846)

Dividends received from associates	4,395	4,360
Interest received	3,562	2,317
Income taxes paid	(369,127)	(14,983)

Net cash generated from operating activities	5,970,932	880,796

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and interest in investees	10,905	6,717
Acquisition of tangible assets, intangible assets and interest in investees	(1,005,030)	(42,641)
Acquisition of investment instruments, net	(182,399)
Change in other receivables	(101,783)
Change in other investments (mainly deposits), net	(2,064,744)	763
Net cash generated from (used in) investing activities	(3,343,051)	(35,161)

CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)

	Year ended December 31,
	2021	2020
Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities	50,000
Issuance of share capital, net of issuance costs	205,394
Sale and lease back transactions		9,052
Repayment of borrowings and lease liabilities (including early repayments)	(1,191,313)	(336,225)
Change in short-term loans	(15,998)	6,071
Dividend paid to non-controlling interests	(4,702)	(3,344)
Dividend paid to owners of the Company	(536,388)
Interest paid	(160,019)	(133,459)
Other financial expenses paid		(2,493)
Net cash used in financing activities	(1,653,026)	(460,398)

Net change in cash and cash equivalents	974,855	385,237
Cash and cash equivalents at beginning of the year	570,414	182,786
Effect of exchange rate fluctuation on cash held	(1,969)	2,391
Cash and cash equivalents at the end of the year	1,543,300	570,414

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT
(U.S. dollars in millions)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Net income	1,708	366	4,649	524
Financial expenses (income), net	34	67	157	181
Income taxes	374	6	1,010	17
Operating income (EBIT)	2,116	439	5,816	722
Non-cash charter hire expenses	1	3	2	8
Impairment losses (recoveries) of assets	-	(5)	-	(4)
Expenses related to legal contingencies	(3)	3	2	3
Adjusted EBIT	2,114	440	5,820	729
Adjusted EBIT margin	61%	32%	54%	18%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
(U.S. dollars in millions)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Net income	1,708	366	4,649	524
Financial expenses (income), net	34	67	157	181
Income taxes	374	6	1,010	17
Depreciation and amortization	249	94	780	314
EBITDA	2,365	533	6,596	1,036
Non-cash charter hire expenses	-	-	(1)	1
Impairment losses (recoveries) of assets	-	(5)	-	(4)
Expenses related to legal contingencies	(3)	3	2	3
Adjusted EBITDA	2,362	531	6,597	1,036
Adjusted EBITDA margin	68%	39%	61%	26%

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITES TO FREE CASH FLOW
(U.S. dollars in millions)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Net cash generated from operating activities	2,005	414	5,971	881
Capital expenditures, net	(344)	(23)	(1,094)	(36)
Free cash flow	1,661	391	4,877	845